Exhibit 2.2

Execution Version

CERTAIN INFORMATION CONTAINED IN THIS AGREEMENT HAS BEEN OMITTED BY MEANS OF REDACTING A PORTION OF THE TEXT AND REPLACING IT WITH [***] BECAUSE IT IS BOTH: (I) NOT MATERIAL AND (II) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Dated 15 January 2026

Worthington Steel GmbH,

and

SWOCTEM GmbH

IRREVOCABLE UNDERTAKING

CONTENTS

Clause		Page

1	DEFINITIONS	3

2	IRREVOCABLE UNDERTAKING	4

3	CONFIRMATIONS AND UNDERTAKINGS	6

4	SHAREHOLDER’S REPRESENTATIONS AND WARRANTIES	6

5	BIDDER’S REPRESENTATIONS AND WARRANTIES	7

6	TERMINATION RIGHTS PRIOR TO OFFER COMPLETION	7

7	STANDSTILL	8

8	CERTAIN COVENANTS AND UNDERTAKINGS	9

9	ANNOUNCEMENTS; CONFIDENTIALITY	9

10	GOVERNING LAW AND PLACE OF JURISDICTION	11

11	MISCELLANEOUS	11

[Signature Page to Irrevocable Undertaking]

This irrevocable undertaking (the “Irrevocable”) is entered into on the date hereof (the “Signing Date”) by and among

(1)

Worthington Steel GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung), incorporated under the laws of Germany, having its corporate seat in Stuttgart, Germany, and being registered with the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Stuttgart under HRB 801625

(the “Bidder”)

and

(2)

SWOCTEM GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Wetzlar under HRB 3483

(the “Shareholder” and together with Bidder,

the “Parties” and each a “Party”)

RECITALS

(A)

The Shareholder holds sole legal and beneficial title to in aggregate 41,428,687 registered shares with no-par value (auf den Namen lautende nennwertlose Stückaktien) (the “Shareholder Shares”) in Knight SE, a European stock corporation having its registered seat in Germany (Societas Europaea, SE), with registered office in Dusseldorf and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Dusseldorf under HRB 109982 (the “Company” and together with its direct and indirect subsidiaries from time to time, hereinafter referred to as “Group”). The Company’s share capital amounts to EUR 249,375,000 and is divided into 99,750,000 registered shares with no-par value (all shares issued by the Company from time to time the “Shares”). The Shareholder Shares represent approximately 41.53 % of the issued and outstanding share capital (Grundkapital) of the Company as of the date hereof.

(B)	The Group serves as a manufacturer-independent distributor of steel and metal and serves customers through steel service centres.

(C)

The Bidder is a wholly-owned indirect subsidiary of Worthington Steel, Inc., a corporation organized under the laws of the State of Ohio, registered with the Secretary of State of the State of Ohio under registration number 5007932, which shares are admitted to trading on the regulated markets in the United States of America (New York Stock Exchange, NYSE) (“WST”).

(D)

The Bidder is considering an investment in the Company (the “Transaction”). As part of the Transaction, the Bidder intends to launch a voluntary public cash takeover offer (Übernahmeangebot) within the meaning of Sections 10, 14 para. 2 and 29 para. 1 Takeover Act to all shareholders of the Company for the acquisition of their Shares in the Company (the “Takeover Offer”). The Takeover Offer will be subject to, inter alia, its acceptance by shareholders of the Company holding such a number of shares in the Company that, after completion of the Takeover Offer, the Bidder holds at least 65% of the share capital in the Company.

(E)	By entering into this Irrevocable, the Shareholder wishes to foster the success of the Takeover Offer.

Now, therefore, the Parties agree as follows:

1	Definitions

1.1	In this Irrevocable, the capitalized terms shall have the following meaning:

“Action” means any claim, charge, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any governmental authority).

“Affiliate” shall mean any person affiliated, at a given time, with another person within the meaning of Sections 15 et seq. Stock Corporation and shall have an equivalent meaning if the relevant person is subject to a foreign jurisdiction as well as any person, which Controls, or is Controlled by, or is under common Control with, directly or through one or more intermediaries, another person as long as such Control exists, in each case irrespective of whether or not such person qualifies as an undertaking (Unternehmen), provided that with respect to the Shareholder, the Company and its direct and indirect subsidiaries shall not be deemed to be Affiliates.

“BaFin” shall mean the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin).

“Business Day” shall mean any day, other than a Saturday or Sunday, on which banks in Frankfurt am Main, Germany and New York, United States of America are generally open for business.

“Banking Day” shall mean any day on which banks in Frankfurt am Main, Germany, are open for general business; for the purposes of this Irrevocable, the following days are U.S. Federal Reserve Holidays and are not considered Banking Days within the meaning of this Irrevocable: 16 February 2026, 25 May 2026, 19 June 2026, 3 July 2026, 7 September 2026, 12 October 2026, 11 November 2026 and 26 November 2026.

“Civil Code” shall mean German Civil Code (Bürgerliches Gesetzbuch, BGB).

“Control” shall mean (i) the record or beneficial ownership, directly or indirectly (through one or more intermediates), of equity securities entitling such person to exercise in the aggregate more than 50% of the voting rights in such person, or (ii) the possession of the power to, directly or indirectly, (A) elect a majority of the board of directors (or equivalent governing body) of such person, or (B) direct or cause the direction of the management and policies of or with respect to such person, whether through ownership of securities, contract or otherwise.

“Offer Conditions” shall mean the conditions for the consummation of the Offer as approved by BaFin and actually set out in the published Offer Document.

“Restricted Country” shall mean (i) any country or other territory that is the subject of country-wide or territory-wide Sanctions (as of the date of this Irrevocable North Korea, Cuba, Iran, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic) and (ii) Russia, Belarus, Syria, Sudan, Afghanistan, Venezuela, Myanmar, Turkey, and the disputed territories of Kherson and Zaporizhzhia whereby (i) and (ii) are jurisdictions in which it is the general policy of WST not to conduct business, in view of the significant corruption, money laundering, terrorist financing, political, business, and operational risks that these jurisdictions present.

“Sanctioned Person” shall mean (i) any person (meaning any natural or legal person or entity or body) listed on any Sanctions-related list of designated persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom, or (ii) any person that is directly or indirectly, 50% or more owned or controlled by, any such person or persons or acting for or on behalf of such person or persons each term within the meaning of the relevant Sanctions.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (ii) the United Nations Security Council, (iii) the European Union or any Member State of the European Union, (iv) the United Kingdom or (v) other similar governmental authorities with regulatory authority over Group companies and their respective operations from time to time.

“Stock Corporation Act” shall mean the German Stock Corporation Act (Aktiengesetz, AktG).

“Takeover Act” shall mean the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG).

“Trading Act” shall mean the German Trading Act (Wertpapierhandelsgesetz, WpHG).

2	Irrevocable Undertaking

2.1	Undertaking to Accept

Subject to the terms of this Irrevocable, the Shareholder undertakes (i) to validly accept the Takeover Offer for all Shareholder Shares pursuant to, and in full compliance with the terms of, the Offer Document (as defined below) no later than within three (3) Business Days after commencement of the acceptance period within the meaning of Section 16 para. 1 sentence 1 Takeover Act for the Takeover Offer (the “Acceptance Period”) and (ii) to provide to the Bidder evidence of its acceptance of the Takeover Offer without undue delay thereafter.

2.2	Conditions to the Irrevocable Undertaking

The undertaking of the Shareholder pursuant to Clause 2.1 shall be subject to the following conditions:

2.2.1	The Bidder has published the document containing the Takeover Offer according to Section 11 Takeover Act (the “Offer Document”) by 28 February, 2026;

2.2.2

The consideration for the Shares payable to the shareholders tendering their Shares pursuant to the Offer Document will be a cash consideration in the amount of EUR 11.00 (in words: eleven Euros) per Share (the “Offer Consideration”);

2.2.3

The Acceptance Period will not exceed five (5) weeks but be no less than twenty (20) U.S. business days (to be determined as set forth in Rule 14d-1(g)3 and Rule 14e-1(a) of the U.S. Securities Exchange Act of 1934, as amended) save for an extension of the Acceptance Period due to (i) an amendment of the Offer Document in accordance with Section 21 Takeover Act and/or (ii) an automatic prolongation pursuant to Section 16 para. 3 Takeover Act or Section 22 para. 2 Takeover Act.

2.3	No Sale or Transfer

For the avoidance of doubt, the Parties confirm that this Irrevocable does not constitute a sale and/or transfer agreement for the Shareholder Shares, which will exclusively be concluded by accepting the Takeover Offer in accordance with the terms of the Offer Document.

2.4	Right of Withdrawal

2.4.1

Upon acceptance of the Takeover Offer the Shareholder shall be entitled to all rights under the Takeover Offer provided that, subject to the following provisions in this Clause 2.4, the Shareholder hereby expressly waives any right of rescission that may exist under the Takeover Act or other legislation with regard to the agreements resulting from acceptance of the Takeover Offer, including the relevant rights in the event of a change to the Takeover Offer pursuant to Section 21 Takeover Act or a competing offer within the meaning of Section 22 Takeover Act. Any rights to cancel, challenge or otherwise declare void (anfechten) this Irrevocable, the acceptance of the Takeover Offer or the agreements resulting from acceptance of the Takeover Offer are hereby expressly excluded and waived (verzichtet) by the Shareholder.

2.4.2

Notwithstanding Clause 2.4.1, the Shareholder may exercise its right of recission in the event of a competing offer within the meaning of Section 22 Takeover Act and accept such competing offer, provided that (i) the offer price per Share pursuant to the competing offer exceeds the Offer Consideration per Share (the “Superior Offer”) and (ii) the Bidder does not increase its own offer to at least the offer price per Share of the Superior Offer within ten (10) Business Days following the publication of the offer document in respect of a Superior Offer. In this case, the Shareholder may also terminate this Irrevocable with immediate effect following the expiration of the ten (10) Business Days period. The Shareholder shall, to the extent legally permissible, promptly inform the Bidder in writing in the event that it is or becomes aware that another person can reasonably be expected to pursue or launch a competing offer within the meaning of Section 22 Takeover Act.

3	Confirmations and Undertakings

3.1	Shareholder’s Confirmations

The Shareholder hereby confirms that

3.1.1	it is not a Sanctioned Person and has no business relationship with a Sanctioned Person or has business activities in a Restricted Country; and

3.1.2

neither it nor any of its Affiliates has acquired or agreed to acquire Shares or other instruments in the Company for a purchase price exceeding the Offer Consideration within a six (6) month period prior to the Signing Date.

3.2	General Undertaking

The Parties agree and each Party undertakes to the respective other Party to make all notifications required under applicable law, including any notification pursuant to the Trading Act and Stock Corporation Act, that are triggered by entering into this Irrevocable and/or accepting the Takeover Offer. As far as legally permissible, the Parties shall cooperate and support each other in good faith for the purposes of the consummation of the Transaction, in particular, the settlement of the Takeover Offer.

3.3	Annual general meeting 2026

The Shareholder shall timely and properly register itself for the participation in and the exercise of voting rights at the annual general meeting of the Company scheduled for 20 May 2026 (“AGM 2026”).

4	Shareholder’s Representations and Warranties

The Shareholder hereby guarantees by way of an independent promise of guarantee (selbständige Garantieversprechen) within the meaning of Section 311 para. 1 Civil Code that the statements set forth below are correct as of the Signing Date and the date on which the Takeover Offer is settled by payment of the Offer Consideration against simultaneous transfer of the tendered Shares (the “Offer Completion”), unless stated otherwise below:

(i)	The Shareholder is a German limited liability company (Gesellschaft mit beschränkter Haftung) duly organized and validly existing under the laws of Germany.

(ii)

No bankruptcy, insolvency or similar proceedings in any jurisdiction have been commenced or applied for with respect to the Shareholder and the Shareholder is not over-indebted (überschuldet) or unable to pay its due debts (zahlungsunfähig) or for other reasons compelled to apply for the commencement of bankruptcy, insolvency or similar proceedings under applicable law. To the knowledge of the Shareholder, as of the Signing Date, no bankruptcy, insolvency or similar filings have been threatened in writing with respect to the Shareholder.

(iii)	The Shareholder has the legal capacity and all requisite power and authority to enter into this Irrevocable, to perform its obligations hereunder and to consummate the transaction contemplated hereby.

(iv)	This Irrevocable constitutes a valid and binding obligation of the Shareholder enforceable against it in accordance with its terms.

(v)

The Shareholder is the sole legal and beneficial owner of the Shareholder Shares. The Shareholder Shares are held by the Shareholder for its own risk and account and are not subject to any shareholders’ voting, trust, pooling, consultation or similar agreements or arrangements.

(vi)

The Shareholder Shares are fully paid in and free of any additional payment obligations (Nachschusspflichten). The Shareholder Shares are free of any encumbrances (dingliche Belastungen) and any rights of third parties and not subject to any options, pre-emption rights, rights of first refusal or similar rights of third parties.

(vii)

No third party has any right whatsoever which could (in full or in part) prevent the Shareholder from accepting the Takeover Offer pursuant to the terms and conditions of the Offer Document or otherwise from fully complying with its obligations under this Irrevocable.

5	Bidder’s Representations and Warranties

The Bidder hereby guarantees by way of an independent promise of guarantee (selbständige Garantieversprechen) within the meaning of Section 311 para. 1 of the Civil Code that the statements set forth below are correct as of Signing Date and as of the Offer Completion:

(i)	The Bidder is a limited liability company duly incorporated and existing under the laws of Germany.

(ii)

No bankruptcy, insolvency or similar proceedings in any jurisdiction have been commenced or applied for with respect to the Bidder and the Bidder is not over-indebted (überschuldet) or unable to pay its due debts (zahlungsunfähig) or for other reasons compelled to apply for the commencement of bankruptcy, insolvency or similar proceedings under applicable law. To the knowledge of the Bidder, as of the Signing Date, no bankruptcy, insolvency or similar filings have been threatened in writing with respect to the Bidder.

(iii)	The Bidder has the legal capacity and all requisite power and authority to enter into this Irrevocable, to perform its obligations hereunder and to launch and complete the Takeover Offer.

(iv)	This Irrevocable constitutes a valid and binding obligation of the Bidder enforceable against it in accordance with its terms.

6	Termination Rights prior to Offer Completion

6.1

This Irrevocable may be terminated (kündigen) only prior to Offer Completion by written notice of termination without any further reminder or prior notice being required and within one (1) month after the termination right has arisen, as follows:

6.1.1

by the Shareholder if the Bidder has not published its intention to launch the Takeover Offer pursuant to Section 10 para. 1 sentences 1 and 2, para. 3 Takeover Act within five (5) Business Days following the date hereof;

6.1.2	by the Shareholder or the Bidder if any competent governmental authority or court has prohibited Offer Completion and such decision has become final and non-appealable;

6.1.3

by the Shareholder if the Offer Completion has not occurred prior to or on the day which is twelve (12) months and eight (8) Banking Days following the expiration of the Acceptance Period or such earlier date as included in the Offer Document upon the request by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin);

6.1.4	by the Shareholder or the Bidder if the Takeover Offer ultimately lapses as result of non-satisfaction of the Offer Conditions.

6.2

Upon notice of termination in accordance with Clause 6.1, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party, other than any liability for breaches of this Irrevocable prior to the termination. This Clause 6.2, Clauses 9.3 to 9.5 and Clause 10 shall survive any termination of the Irrevocable pursuant to Clause 6.

7	Standstill

Without the prior written approval of the Bidder, for a period commencing on the date hereof and ending twelve (12) months after the announcement of the results for the Acceptance Period for the Takeover Offer pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act, the Shareholder shall not and will ensure that its Affiliates will not:

(i)

directly or indirectly solicit, facilitate, encourage or support any competing offer or proposals concerning the Transaction from a third party, provided that the Bidder hereby grants its irrevocable approval to the Shareholder to disclose to a potential competing bidder that the Shareholder is not prevented from accepting a competing offer with a consideration ultimately exceeding the Offer Consideration and to accept such a competing offer in accordance with Clause 2.4.2;

(ii)	directly or indirectly (through financial instruments) acquire shares in the Company;

(iii)	initiate a delisting offer (Delisting-Erwerbsangebot) within the meaning of Section 39 para. 2 Stock Exchange Act (Börsengesetz, BörsG) in conjunction with Section 10 para. 1 Takeover Act;

(iv)

take actions or other measures resulting in an attribution of voting rights attached to the Shareholder Shares to a third party within the meaning of section 30 Takeover Act in a way requiring such third party to launch a mandatory offer (Pflichtangebot) pursuant to Section 35 para. 1 Takeover Act;

(v)	make or participate in any solicitation of proxy advisors or comparable institutions to vote or seek to advise or influence the vote of any holder of shares in the Company;

(vi)	announce any unsolicited proposal with a view to the Transaction; and

(vii)	negotiate or enter into agreements or arrangements with other persons in respect of any of the above actions referred to in Clause (i) through (vi).

8	Certain Covenants and Undertakings

8.1	Preservation of Value

The Shareholder undertakes to exercise all voting rights attaching to the Shareholder Shares legally available to it to ensure that the Company and each Group company will refrain from implementing the measures set forth in Annex 8.1 to the extent such measures are the subject of a shareholders’ vote (unless the Bidder has granted its prior written consent) from the date of this Irrevocable until the earlier of (i) the termination of this Irrevocable and (ii) the Offer Completion.

8.2	No Acting in Concert

The Shareholder’s obligations with respect to the measures set forth in Clause 8.1 (including Annex 8.1) of this Irrevocable shall

8.2.1	only apply as from the Bidder’s announcement of its intention to launch the Takeover Offer, and

8.2.2	only relate to the exercise of voting rights in the first general meeting of the Company after the date hereof.

Otherwise, the Shareholder may exercise the voting rights appertaining to the Shareholder Shares held by it in its free and sole discretion.

For the avoidance of doubt: There will be no acting in concert within the meaning of Section 30 para. 2 Takeover Act between WST and the Bidder, on the one hand, and the Shareholder, on the other hand, and the Bidder shall not have the possibility of influencing (expressly or implicitly) the exercise of the voting rights by the Shareholder.

9	Announcements; Confidentiality

9.1

No press or other public announcement in connection with the existence or the subject matter of this Irrevocable shall be made or issued by or on behalf of any of the Parties or any of their Affiliates without the prior written approval of the Bidder and the Shareholder or as otherwise expressly set out in this Irrevocable. This shall not affect any announcement required by law or any regulatory body or the rules of any recognized stock exchange on which the shares or instruments of a Party or any of their Affiliates are listed. Notwithstanding the foregoing, each Party may make public statements regarding the transaction contemplated by this Irrevocable in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements aligned by the Parties or approved by the Parties, and otherwise in compliance with this Irrevocable, and provided, that such public statements do not reveal material nonpublic information regarding this Irrevocable or the Transactions.

9.2

The Shareholder acknowledges and agrees that the Bidder may disclose the Irrevocable in whole or in part in the Offer Document, as part of its or its Affiliates filings with the U.S. Securities and Exchange Commission and that Confidential Information (as defined below) may be set out in the Offer Document and/or the (joint) reasoned statement to be issued by the management board and supervisory board of the Company pursuant to Section 27 Takeover Act, including the terms of this Irrevocable. The Bidder acknowledges and agrees that the Shareholder may make the disclosures referred to in Section 7(i) above.

9.3	Subject to Clauses 9.4 and 9.5, each Party shall treat strictly confidential all information received or obtained as a result of entering into this Irrevocable which relates to:

9.3.1	any document referred to in or entered into pursuant to this Irrevocable;

9.3.2	the negotiations relating to this Irrevocable and all documents referred to in this Irrevocable or entered into pursuant to this Irrevocable; or

9.3.3	the respective other Party/Parties (or its/their Affiliates)

(9.3.1	through 9.3.3 collectively the “Confidential Information”).

9.4	Each Party may disclose Confidential Information to the following persons (the “Representatives”):

9.4.1	to any of its Affiliates;

9.4.2	to any provider of equity or debt finance to that Party; and

9.4.3

to the directors, officers, employees, agents, consultants, contractors, financiers (including debt financing providers) and advisers (including, but not limited to, attorneys, auditors, administrators, investment advisers, investment managers and independent valuers) or insurance providers/broker of it or any person in 9.4.1 and 9.4.2 above, if and to the extent reasonably required for the purposes of exercising its rights or performing its obligations under this Irrevocable or in connection with the Takeover Offer or monitoring, reporting and making decisions regarding an investment in the Company in accordance with its ordinary monitoring, reporting or decision-making (as applicable) procedures and/or requirements, and only where such Representatives are informed of the confidential nature of the Confidential Information and the provisions of this Clause 9 and instructed to comply with this Clause 9 as if they were a party to it.

9.5	Clause 9.3 does not apply to the disclosure of Confidential Information:

9.5.1	to the extent that it is generally available to the public other than as a result of a breach of any duty of confidentiality by any Party;

9.5.2

to the extent that it is required to be disclosed by applicable law, rule of listing authority or a stock exchange or governmental authority with relevant powers to which the respective Party or its Affiliates is subject to or submits to, whether or not the requirement or request (as applicable) has the force of law, provided that the disclosure shall so far as is practicable and lawful be made after consultation with the respective other Parties regarding the content, timing and manner of that disclosure unless the wording of any such disclosure is substantially the same as any previous disclosure made in consultation with each other and, in any event, discloses only the minimum amount necessary in order to satisfy such requirement; or

9.5.3	the publication of the press release agreed between the Parties in writing.

10	Governing Law and Place of Jurisdiction

10.1

This Irrevocable is subject to the substantive laws of the Federal Republic of Germany and shall be interpreted exclusively according to German law and German language. The provisions of the United Nations Convention on the International Sale of Goods (CISG) do not apply.

10.2

All disputes arising out of or in connection with this Irrevocable or its validity shall be finally settled in accordance with the Arbitration Rules of the German Arbitration Institute (DIS) without recourse to the ordinary courts of law. The arbitral tribunal shall be comprised of three (3) members. The seat of the arbitration is Dusseldorf, Germany. The language of the arbitration shall be English, provided, however, that written evidence may be submitted in either the English or German language.

10.3	The Parties expressly agree that the rules on multi-contract arbitration and multi-party arbitration (Articles 17 and 18 DIS Arbitration Rules) shall apply.

10.4

To the extent that mandatory law provides that a dispute, controversy or claim arising out of or in connection with this Irrevocable is to be submitted to and decided by an ordinary court of law, the courts of Dusseldorf, Germany, shall have jurisdiction (which shall be exclusive to the extent legally permissible).

11	Miscellaneous

11.1

Unless provided otherwise in this Irrevocable, all notices, requests and other communications under or in connection with this Irrevocable shall be made in writing in the English language and delivered by hand, courier, mail, telecopy or pdf-copy by e-mail to the person at the addresses set forth below, or such other person or address as may be designated by the respective Party in writing from time to time, provided that (i) a notice, request or other communication via e-mail shall suffice in case such communication is to be made “in writing” or in “written” form as per this Irrevocable, (ii) receipt of a copy of a notice, request or other communication by a Party’s advisors shall not constitute or substitute receipt thereof by the respective Party itself, and (iii) any notice, request or other communication shall be deemed received by a Party regardless of whether a copy thereof was sent to or received by an advisor of such Party, regardless of whether the delivery of such copy was mandated by this Irrevocable:

11.1.1	if to the Bidder:

Worthington Steel GmbH

c/o Sitem Group

Graf-Zeppelin-Straße 29

72202 Nagold

Germany

Attn.: Joseph Y. Heuer

email:  [***]

with copy to (which copy shall not constitute notice hereunder):

Latham & Watkins LLP

Maximilianstrasse 13

80539 Munich

Germany

Attn: Dr. Rainer Traugott

email: [***]

11.1.2	if to the Shareholder:

SWOCTEM GmbH

Rudolph-Loh-Strasse 1

35708 Haiger

Germany

Attn.: Professor Dr.-Ing. E. h. Friedhelm Loh

email: [***]

with copy to (which copy shall not constitute notice hereunder):

Allen Overy Shearman Sterling LLP

Grosse Gallusstrasse 14

60315 Frankfurt am Main

Germany

Attn.:   Dr. Thomas König and Dr. Michael Weiß

email:  [***]; [***]

11.2	This Irrevocable may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.3

This Irrevocable, including the Annexes and Schedules, sets out the entire agreement between the Parties relating to the subject-matter hereof and shall supersede and replace any prior negotiations, understandings and discussions, oral or written, relating to or in connection with the subject-matter hereof.

11.4

Amendments and supplements to this Irrevocable as well as the waiver of any rights under this Irrevocable shall only be valid if made in writing, or, if required by law, in due notarial form. This also applies to any amendment to, or cancellation of, this written form clause.

11.5	Each Party shall pay its own internal expenses and the costs of its advisers incurred in connection with this Irrevocable and the Takeover Offer.

11.6

No Party shall assign, delegate, subcontract or otherwise transfer, including the entry into of any arrangement whereby another person is to perform, any of its rights or obligations under this Irrevocable without the prior written consent of the other Parties. Any such purported transfer in violation of this Clause 11.6 shall be null and void. The Bidder may assign its rights and claims under this Irrevocable to the providers of (debt or equity) financing for the Transaction and the Takeover Offer.

11.7

This Irrevocable does not confer any rights or remedies upon any person or entity other than the Parties, and is not intended to operate for, the benefit of any third parties (kein echter Vertrag zugunsten Dritter).

11.8

No Party shall be entitled to (i) set-off (aufrechnen) any rights and claims it may have against the other Party or an Affiliate of the other Party against any rights or claims it or its Affiliates may have under or in connection with this Irrevocable, or (ii) refuse to perform any obligation it may have under or in connection with this Irrevocable on the grounds that it has a right of retention (Zurückbehaltungsrecht), unless the underlying rights or claims to be set-off or the right of retention have been acknowledge (anerkannt) in writing by the other Party or have been confirmed by final decision (rechtskräftig festgestellt) of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

11.9

If one or several provisions of this Irrevocable should be or become invalid or unenforceable, the remaining provisions hereof shall not be affected thereby. In lieu of the invalid or unenforceable provision such valid and enforceable provision shall apply which corresponds as closely as possible to the commercial intention of the Parties. The foregoing shall also apply to matters to which this Irrevocable is silent (Vertragslücken).

11.10	Interpretation

In this Irrevocable (including all Annexes and Schedules), unless the context otherwise requires:

11.10.1

Wherever this Irrevocable includes English terms after which either in the same provision or elsewhere in this Irrevocable German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

11.10.2

Any reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after the date of this Irrevocable provided that, as between the Parties, no such amendment or modification shall apply for the purposes of this Irrevocable to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party.

11.10.3

Whenever the words “include”, “includes” or “including” or “in particular” or similar expressions are used in this Irrevocable, they shall be deemed to be followed by the words “without limitation”. Whenever the words “hereof”, “herein”, “hereunder”, “hereto” or similar expressions are used in this Irrevocable, they refer to this Irrevocable as a whole and not to a specific Clause of this Irrevocable.

11.10.4	If a word or phrase is defined, other grammatical forms of that word shall have a corresponding meaning.

11.10.5	The headings in this Irrevocable are inserted for convenience only and shall not affect the interpretation or construction of this Irrevocable.

(signature page to follow)

15 January 2026

Worthington Steel GmbH

/s/ Roman Dominik Brück
Name: Roman Dominik Brück
Title: Managing Director

[Signature Page to Irrevocable Undertaking]

15 January 2026

SWOCTEM GmbH

/s/ Friedhelm Loh
Name: Friedhelm Loh
Title: Managing Director

[Signature Page to Irrevocable Undertaking]

ANNEX 8.1

PRESERVATION OF VALUE

1.

Convening an extraordinary shareholders’ meeting of the Company, including pursuant to Section 16 para. 3 Takeover Act, unless such shareholders’ meeting is to be convened upon a request of the shareholders of the Company pursuant to Section 122 para. 1 Stock Corporation Act or required by law;

2.

Proposing to the Company’s shareholders to vote for a capital increase (including a capital increase from capital reserves (Kapitalerhöhung aus Gesellschaftsmitteln)), any issuance of securities convertible into shares in the Company or any other equity or equity-linked transaction with respect to shares in the Company, a share split, a consolidation of shares or a change of the rights attached to the Company’s shares or its composition or any amendments to the articles of association of the Company;

3.

Issuing any new shares in the Company or any other securities convertible into shares in the Company or carry out any other equity or equity-linked transaction with respect to shares in the Company (including under the Company’s authorized or conditional capital);

4.

Any acquisition, reduction, or redemption of Shares, or proposal to pay any dividend (other than by any Group company to another Group company), except for the proposal to pay a dividend of EUR 0.20 per Share to be proposed by the management board and the supervisory board of the Company at the AGM 2026;

5.

Purchasing or acquiring any shares, any participation or any assets in any business or business organization or conducting any other merger or consolidation, change of legal form or other transformation measure with a value of more than EUR 20 million in the aggregate;

6.	Initiating agreements providing for capital expenditures by the Group exceeding EUR 20 million in the individual case or EUR 40 million per annum;

7.

Selling, transferring, otherwise disposing of, or encumbering any shares or any participation in or portion of the assets of any member of the Group with a value of more than EUR 20 million in the aggregate:

8.

Concluding any enterprise agreements (Unternehmensvertrag) within the meaning of Section 291, 292 Stock Corporation Act with the Company as controlled company or which materially changes the tax position of the Group;

9.

Implementing material changes to the key provisions of the current services agreements of the members of the management board of the Company, including material amendments to the existing remuneration scheme;

10.

Concluding, incurring, assuming, guaranteeing or taking out new credit facilities or new third-party debt financing arrangements or issuance of new debt instruments exceeding EUR 50 million in the aggregate, other than (a) relating to hedging arrangements or (b) intra-group guarantees, in each case (a) and (b) in the ordinary course of business;

11.	Dissolving or liquidating of any Group company, other than non-operative and/or dormant Group companies, other than within the ordinary course of business;

12.

Settling, releasing, waiving or compromising any Action or other claim (or threatened Action) against the Company or any Group company, other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Company or the Group companies of not more than EUR 1,000,000 per Action and EUR 5,000,000 in the aggregate, net of any amounts paid by insurers and (B) does not result in any material non-monetary obligation of or restrictions on the Company or any Group company or the admission of fault, wrongdoing or violation of any law by the Company or any Group company; or

13.	entering into any agreement to take, or commit to take, any of the foregoing actions.

***